SCHEDULE A

Transactions IN SECURITIES of the ISSUER

The following table sets forth all transactions in the shares of Common Stock effected by the Reporting Person since the filing of Amendment No.1. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price per Share ($) column is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices within the ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price per Share ($)	Price Range ($)

10/20/2026	36,375	0.6746	0.6613 – 0.6933
10/21/2026	60,000	0.7385	0.7227 – 0.7564
10/22/2026	7,500	0.7986	0.7877 – 0.8095